Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 14, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 916
            Blueprints[R] Tactical High Dividend Portfolio, Series 5
                              File No. 333-181159

Dear Mr. Bartz:

   This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 916, filed on May 4, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Blueprints[R] Tactical High Dividend Portfolio, Series 5 (the "Trust"). This letter serves to respond to your comments.

Security  Selection  -  Zacks  Income  Advantage  Strategy
----------------------------------------------------------

   1. Please disclosure the source that will provide the "most recent three-month trading volume" information that is referenced in the definition of liquidity that appears in each of the five asset segments.

   Response: The information is reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions Inc. The disclosure have been revised as noted in the following comment.

   2. Closed-End Fund Segment - In the first bullet, please specify whether closed-end funds must meet all or just one of the listed criteria to be eliminated. Please do the same in similar bullets in the other asset segments.

   Response: The referenced bullets have been revised as follows:

   Closed End Fund Segment: First, closed-end funds, as of the Security Selection Date, which meet all of the following criteria are eliminated: those that do not pay a dividend, those not trading at a discount to NAV, those that do not have a net asset value greater than $300 million, those that have liquidity of less than $1 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

   Common Stock/ADR Segment: Next, common stocks/ADRs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with market caps not among the largest 1,000, those with payout ratios greater than 80% and those that have liquidity of less than $2 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

   MLP Segment: First, MLPs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with a share price of less than $10 and that have liquidity of less than $3 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

   REIT Segment: First, REITs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with a share price of less than $10 and that have liquidity of less than $5 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

   Oil & Energy Company/Royalty Trust Segment: First, Oil & Energy Companies/Royalty Trusts, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with a share price of less than $10 and that have liquidity of less than $3 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

   3. Closed-End Fund Segment - In the second bullet, please clarify the meaning of "dividend yield is defined as a fund's annual dividend divided by its market price per share." For example, is the "annual dividend" for the trailing 12-months or is the "market price per share" the current payout?

   Response: The disclosure has been revised to state: "where dividend yield is defined as a fund's annual dividend (trailing 12 months dividend as reported by Morningstar) divided by its current market price."

   4. Closed-End Fund Segment - In the second bullet, please revise the example because the math does not work, i.e., 5% of 50% does not equal 10%.

   Response: The disclosure has been revised to state: "For example, if the Aggregate Dividend Yield of the Closed-End Fund Segment is 50%, a Closed-End Fund with a dividend yield of 3.5% will have a weighting equal to 7% (in other words, 3.5% divided by 50% equals 7% of the Aggregate Dividend Yield) of the Closed-End Fund Segment."

   5. Common Stock/ADR Segment - In the second bullet, please add "either" before "market caps" and "or" before "payout ratios," if accurate.

   Response: This bullet has been revised, as indicated in Comment 2 above.

   6. Zacks Income Strategy Construction - In the second paragraph, please change the "may not be" in "In the event that a non-MLP security is selected which may not be " to "is not."

   Response: This disclosure has been revised as requested.

   We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren